UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its charter)

Fraunhoferstrasse 20, D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Bearer Shares, without par value

American Depositary Shares (as evidenced

by American Depositary Receipts), each

representing one Ordinary Bearer Share

(Title of each class of securities covered by this Form)

Place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. GPC Biotech AG (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 14, 2004 when its Registration Statement on Form F-1 (File No. 333-116303) was declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The Company’s American Depositary Shares (“ADSs”), each representing one ordinary bearer share, no par value, were listed on the Nasdaq Global Market (formerly the Nasdaq National Market) on June 30, 2004.

B. The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding SEC rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company last sold its securities in the United States in a registered offering under the Securities Act of 1933, as amended (other than issuances pursuant to the Company’s Registration Statements on Form S-8) pursuant to its Registration Statement on Form F-1 (File No. 333-116303) which was declared effective by the SEC on June 14, 2004.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company’s primary trading market for its ordinary bearer shares is the Frankfurt Stock Exchange (“FSX”) which is located in Frankfurt, Germany.

B. The Company’s ordinary bearer shares were initially listed on the FSX on May 31, 2000. The Company has maintained a listing of its ordinary bearer shares on the FSX for at least 12 months preceding the filing of this Form 15F.

C. During the twelve month period beginning on February 1, 2008 and ending on January 31, 2009, the average daily trading volume (the “ADTV”) of the Company’s ordinary bearer shares in Germany represented 96.30% of the ADTV of the Company’s ordinary bearer shares (including ordinary bearer shares represented by ADSs) on a worldwide basis.

Item 4.	Comparative Trading Volume Data

A. The first and last days of the recent twelve month period used to meet the requirements of Rule 12h-6(a)(4)(i) are February 1, 2008 and January 31, 2009, respectively (the “Recent Twelve Month Period”).

B. During the Recent Twelve Month Period, the ADTV of the Company’s ADSs in the United States was 6,160 and the ADTV of the Company’s ordinary bearer shares (including ordinary bearer shares represented by ADSs) on a worldwide basis was 166,499.

C. During the Recent Twelve Month Period, the ADTV of the Company’s ADSs in the United States was 3.70% of the ADTV of the Company’s ordinary bearer shares (including ordinary bearer shares represented by ADSs) on a worldwide basis during the same period.

D. On February 27, 2009, the Company filed a Form 25 with the SEC to delist its ADSs from the Nasdaq Global Market and such delisting became effective on February 27, 2009. For the preceding 12 month period beginning on March 1, 2008 and ending on February 27, 2009, the ADTV of the Company’s ADSs in the United States was 4.10% of the worldwide ADTV of the Company’s ordinary bearer shares (including ordinary bearer shares represented by ADSs) during the same twelve month period.

E. The Company will terminate its American depositary receipt facility effective March 31, 2009.

F. The source of trading volume information used for determining that the Company meets the requirements of Rule 12h-6 under the Exchange Act was Bloomberg.

Item 5.	Alternative Record Holding Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. On February 18, 2009, the Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its registration of a class of securities under section 12(g) of the Exchange Act, or its reporting obligations under section 13(a) or section 15(d) of the Exchange Act, or both.

B. The Company published the notice referred to in Item 7.A. by issuing a press release in the United States through Business Wire. In addition, the Company posted the press release on its website. A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.gpc-biotech.com.

PART III

Item 10.	Exhibits

The Company’s press release identified in Item 7. B. is attached hereto as Exhibit 99.1.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded five percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent twelve month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, GPC Biotech AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, GPC Biotech AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Torsten Hombeck

Name:	Torsten Hombeck
Title:	Chief Financial Officer

Date: March 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release dated February 18, 2009